Exhibit 100.0

NICE inContact Announces CXone Agent for Salesforce -- Adding
Integrated Workforce Optimization to Unified Desktop

 NICE inContact CXone Agent for Salesforce will increase contact center agent productivity and satisfaction with easy access to scheduling, quality evaluations and coaching features

SALT LAKE CITY and SAN FRANCISCO – January 22, 2018 – NICE inContact, a NICE (NASDAQ: NICE) business today announced the availability of Workforce Optimization (WFO) functionality available with NICE inContact CXone Agent for Salesforce on the Salesforce AppExchange. In addition to the comprehensive contact center controls and customer information displayed on a single, unified screen, agents can now easily access crucial WFO features within the same application.

Since the CXone interface is embedded within the Salesforce platform, agents no longer have to navigate multiple screens or logins, —resulting in faster response times and reducing call duration. Scheduling features include viewing current schedules, submitting and managing time off requests, schedule bidding and notifications for scheduling changes and time off approvals. Agents can also view quality evaluations and assigned coaching packages for individual feedback and areas for improvement, as well as self-guided training.

“Everyone and everything is getting smarter and more connected than ever before, and companies are looking to transform the way they connect with customers, partners and employees,” said Kori O’Brien, SVP, ISV Sales, Salesforce. “By leveraging the power of the Salesforce Platform, NICE inContact provides customers with an exciting new way to increase agent productivity and job satisfaction with built-in workforce optimization features.”

The latest version of CXone Agent for Salesforce brings together NICE inContact CXone Omnichannel Routing and Workforce Optimization to create a better customer and agent experience. The application is part of the NICE inContact CXone platform that empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines omnichannel routing, workforce optimization, analytics, automation and artificial intelligence (AI)—all on an open cloud foundation.

“Companies looking to improve agent satisfaction and productivity can now get an improved agent experience in Salesforce by adding CXone Agent for Salesforce,” said Paul Jarman, CEO of NICE inContact. “The integrated cloud solution can be up and running quickly with plug and play deployment for companies using Salesforce Sales Cloud or Service Cloud. With one unified agent desktop, contact center agents have what they need to do their job without having to switch back and forth between applications.”

NICE inContact CXone Agent for Salesforce enables contact center agents to handle omnichannel interactions in a consolidated interface, while skills-based routing ensures customers are routed to the best-qualified agent to handle their request regardless of channel. NICE inContact CXone Agent for Salesforce is available now on the AppExchange.

About Salesforce AppExchange
Salesforce AppExchange, the world’s leading enterprise cloud marketplace, empowers companies to sell, service, market and engage in entirely new ways. With more than 4,000 solutions, 5 million customer installs and 70,000 peer reviews, it is the most comprehensive source of cloud, mobile, social, IoT, analytics and artificial intelligence technologies for businesses.

Salesforce, AppExchange and others are among the trademarks of salesforce.com, inc.

About NICE inContact
NICE inContact, www.niceincontact.com, is a cloud contact center software leader offering a cutting-edge cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is the industry’s largest partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone.

NICE inContact is recognized as a market leader by IDC, Frost & Sullivan, Ovum and DMG, and is part of NICE, the leading provider of cloud and on-premises enterprise software, serving customers in more than 25,000 organizations and 150 countries, including over 85 of the Fortune 100 companies. www.nice.com

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
 Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
 This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.